October 31, 2011

                                            VIA OVERNIGHT COURIER AND EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:      Noble Roman's, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2010
         File No. 0-11104


Dear Ms. Cvrkel:

We are in receipt of the Staff's comment letter, dated October 27, 2011, with an additional comment in response to the letter submitted by Noble Roman's, Inc., an Indiana corporation (the "Company"), on October 20, 2011. That letter responded to the Staff's comments in its letter dated October 3. 2011, which was an additional comment in response to the letter submitted by the Company dated September 20, 2011. Our September 20, 2011 letter was in response to the Staff's comment letter of September 2, 2011, to the responses in our letter of August 25, 2011 (corrected version of letter originally submitted August 24, 2011). Our August 25th letter set forth our responses to the Staff's original comment letter, dated August 10, 2011, regarding the Company's Form 10-K for the year ended December 31, 2010 (the "Form 10-K"). We have set forth the additional Staff comment below in the October 27, 2011 comment letter and our response to that comment.

We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Form 10-K for the year ended December 31, 2010
----------------------------------------------

1. We note from your response to our prior comment that the $400,000 and $1,000,000 of royalty revenues that were recognized in 2009 and 2010 related to revenues that were due to the Company under terminated franchise agreements that are not considered a component of discontinued operations pursuant to ASC


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205-20-45. Please revise your discussion of revenues included in MD&A in future filings to quantify the amount of revenues that are included in your financial statements for each period presented that relate to terminated franchise operations. We believe this disclosure is warranted since it will provide the users of your financial statements with information as to the amounts of revenues that are included in your revenues for the periods presented that would not be expected to be received in future periods under your franchise agreements.

Response: In future filings, the Company will revise its discussion of revenues in MD&A to quantify the amount of revenues that are included in the Company's financial statements for each period presented that relate to terminated franchise operations.

Pursuant to the Staff's request, we acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing adequately address the Staff's additional comment. We again thank you for the Staff's courtesies in this matter. If the Staff has any questions about our response as set forth above, we would be very pleased to discuss these matters further.


Sincerely,

Noble Roman's, Inc.


By: /s/ Paul W. Mobley
    --------------------------------------------------------
    Paul W. Mobley, Chairman, Chief Executive Officer,
    Chief Financial Officer and Principal Accounting Officer


cc:   Effie Simpson